SECURITIES PURCHASE AGREEMENT

by and among

SPECTRUM PHARMACEUTICALS, INC.

EAGLE ACQUISITION MERGER SUB, INC.

and

THE SECURITYHOLDERS OF TALON THERAPEUTICS, INC.

NAMED HEREIN

JULY 16, 2013

TABLE OF CONTENTS

i

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 16, 2013, by and among Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Eagle Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Warburg Pincus Private Equity X, L.P. (“WPX”), Warburg Pincus X Partners, L.P. (“WPPX” and, together with WPX, the “WP Entities”), Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), Deerfield Special Situations Fund International Limited (“Deerfield International”) and Deerfield Private Design International, L.P. (“Deerfield Private Design International” and, together with Deerfield Private Design Fund, Deerfield Special Situation Fund and Deerfield International, the “Deerfield Entities”).  The WP Entities and the Deerfield Entities shall be referred to herein individually as “Seller” and collectively as “Sellers.”

RECITALS

WHEREAS, (i) WPX owns, beneficially and/or of record, 359,797 shares of Series A-1 Preferred, 95,931 shares of Series A-2 Preferred and 156,978 shares of Series A-3 Preferred, which shares are convertible, as of the date hereof, into 63,001,458, 36,604,463 and 48,001,889 shares of Company Common Stock, respectively; and (ii) WPPX owns, beneficially and/or of record, 11,510 shares of Series A-1 Preferred, 3,069 shares of Series A-2 Preferred and 5,022 shares of Series A-3 Preferred, which shares are convertible, as of the date hereof, into 2,015,432, 1,171,040 and 1,535,662 shares of Company Common Stock, respectively;

WHEREAS, (i) Deerfield Private Design Fund owns, beneficially and/or of record, 13,168 shares of Series A-1 Preferred, 12,179 shares of Series A-2 Preferred and 5,748 shares of Series A-3 Preferred, which shares are convertible, as of the date hereof, into 2,305,753, 4,545,880 and 1,757,664 shares of Company Common Stock, respectively; (ii) Deerfield Private Design International owns, beneficially and/or of record, 21,213 shares of Series A-1 Preferred, 19,620 shares of Series A-2 Preferred and 9,258 shares of Series A-3 Preferred, which shares are convertible, as of the date hereof, into 3,714,455, 7,323,275 and 2,830,978 shares of Company Common Stock, respectively; (iii) Deerfield International owns, beneficially and/or of record, 4,448 shares of Series A-1 Preferred, 4,114 shares of Series A-2 Preferred and 1,938 shares of Series A-3 Preferred, which shares are convertible, as of the date hereof, into 778,856, 1,535,573 and 592,613 shares of Company Common Stock, respectively; and (iv) Deerfield Special Situations Fund owns, beneficially and/or of record, 2,426 shares of Series A-1 Preferred, 2,243 shares of Series A-2 Preferred and 1,056 shares of Series A-3 Preferred, which shares are convertible, as of the date hereof, into 424,798, 837,215 and 322,911 shares of Company Common Stock, respectively;

WHEREAS, (i) Deerfield Private Design Fund owns, beneficially and/or of record, warrants to purchase up to 116,172 shares of Company Common Stock; (ii) Deerfield Private Design International owns, beneficially and/or of record, warrants to purchase up to 187,149 shares of Company Common Stock; (iii) Deerfield International owns, beneficially and/or of record, warrants to purchase up to 39,249 shares of Company Common Stock; and (iv) Deerfield Special Situations Fund owns, beneficially and/or of record, warrants to purchase up to 21,414 shares of Company Common Stock, as set forth on Schedule A hereto (the “Warrants”);

WHEREAS, immediately prior to, and subject to the occurrence of, the Closing, each Seller shall convert all shares of Company Preferred Stock owned by it into shares of Company Common Stock in accordance with the terms of the certificate of designation for the applicable series of Company Preferred Stock being converted (the “Conversion”);

WHEREAS, following the Conversion, each Seller shall be the record and/or beneficial owner of such number of shares of Company Common Stock as are set forth opposite such Seller’s name on Schedule A (the “Shares”) (which excludes shares of Company Common Stock owned by such Seller notwithstanding the Conversion); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, all of the Securities owned by Sellers (the “Transaction”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained in this Agreement, the parties agree as follows:

ARTICLE I
DEFINITIONS

Certain capitalized terms used in this Agreement have the meanings set forth below, and other capitalized terms used in this Agreement are defined in the Sections of this Agreement where they first appear.  All capitalized terms shall be equally applicable to both the singular and plural forms.  Any agreement referred to below shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

“Affiliate” shall mean, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person; provided that portfolio companies (as such term is commonly used in the private equity industry) of a Seller shall be deemed to not be Affiliates of such Seller.  The term “Affiliated” has the meaning correlative to the foregoing.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.2(a).

“Blue Sky Laws” shall have the meaning set forth in Section 3.2(c).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Company” shall mean Talon Therapeutics, Inc., a Delaware corporation.

“Company Common Stock” shall mean the common stock of the Company.

“Company Preferred Stock” shall mean collectively the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred.

“Consent” shall mean any approval, consent, license, order, ratification, permission, waiver or authorization from or by any Person, including any governmental authorization in the form of a permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Contract” shall mean any written or oral contract, instrument, agreement, commitment, license agreement, lease, obligation, undertaking, sales order (including delivery orders, purchase orders and change orders), joint venture, indenture, or evidence of indebtedness.

“Control,” “Controlled,” “Controlling” or “under common Control with” with respect to any Person, means having the ability to direct the management and affairs of such Person, whether through the ownership of voting securities, by Contract or otherwise, and such ability shall be deemed to exist when a Person holds a majority of the outstanding voting securities of such Person.

“Conversion” shall have the meaning set forth in the recital to this Agreement.

“CVR” shall mean a contingent value right representing the right to receive certain contingent cash payments in connection with the achievement of certain milestones as set forth in the CVR Agreement, and in accordance therewith.

“CVR Agreement” shall mean that certain Contingent Value Rights Agreement, dated as of the date hereof, by and among Parent, the Company and Corporate Stock Transfer, Inc. (the “CVR Rights Agent”).

“Deerfield Entities” shall have the meaning set forth in the preamble of this Agreement.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society or other enterprise, association, organization or entity.

“Exchange” shall have the meaning set forth in the Exchange Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” shall mean the Exchange Agreement, of even date herewith, among Parent, the Company and the Deerfield Entities.

“Exchange Registration Rights Agreement” shall mean the Registration Rights Agreement, of even date herewith, among Parent and the Deerfield Entities.

“Facility Agreement” shall mean the Facility Agreement, dated October 30, 2007, among the Company and the Deerfield Entities, as amended by (i) the First Amendment to Facility Agreement, dated June 7, 2010, and (ii) the Second Amendment to Facility Agreement, dated January 9, 2012.

“Governmental Body” shall mean any:  (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Investment Agreements” shall mean (A) the Investment Agreement dated June 7, 2010 among the Company and the Purchasers named therein, as amended by Amendment No. 1 to Investment Agreement, dated January 9, 2012, and (B) the Investment Agreement, dated January 9, 2012, among the

Company and the Persons named therein, as amended by Amendment No. 1 to Investment Agreement, dated July 3, 2012.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.  Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, equitable interest, title retention or title reversion agreement, preemptive right, community property interest or restriction of any nature, whether accrued, absolute, contingent or otherwise (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Losses” shall mean damages, liabilities, losses, claims, diminution in value, obligations, liens, assessments, judgments, Taxes, fines, penalties, reasonable costs and expenses (including, without limitation, reasonable fees of counsel) and including all amounts paid in investigation, defense or settlement of the foregoing.

“Organizational Documents” shall mean an Entity’s certificate or articles of incorporation and bylaws (in the case of a corporation) and similar organizational documents (in the case of other types of Entities).

“Parent Released Claims” shall have the meaning set forth in Section 5.4(a).

“Parent Released Parties” shall have the meaning set forth in Section 5.4(a).

“Parent Releasing Party” or “Releasing Parties” shall have the meaning set forth in Section 5.4(a).

“Person” shall mean any individual, Entity or Governmental Body.

“Proceeding” shall mean any action, claim, dispute, arbitration, audit, hearing, inquiry, investigation, legal proceeding, administrative enforcement proceeding, litigation, case, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitration tribunal.

“Purchaser” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Fundamental Representations” shall have the meaning set forth in Section 6.1.

“Registration Rights Agreement” shall mean the Registration Rights Agreement, dated June 7, 2010, among the Company and the Persons identified therein, as amended by Amendment No. 1 to Registration Rights Agreement, dated January 9, 2012.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities” shall mean the Shares and the Warrants.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” or “Sellers” shall have the meaning set forth in the preamble of this Agreement.

“Seller Fundamental Representations” shall have the meaning set forth in Section 6.1.

“Seller Released Claims” shall have the meaning set forth in Section 5.4(a).

“Seller Released Parties” shall have the meaning set forth in Section 5.4(a).

“Seller Releasing Party” or “Seller Releasing Parties” shall have the meaning set forth in Section 5.4(a).

“Series A-1 Preferred” shall mean the Series A-1 Convertible Preferred Stock of the Company.

“Series A-2 Preferred” shall mean the Series A-2 Convertible Preferred Stock of the Company.

“Series A-3 Preferred” shall mean the Series A-3 Convertible Preferred Stock of the Company.

“Series A Certificates of Designation” shall mean, collectively, (i) the Certificate of Designation of Series A-1 Convertible Preferred Stock dated as of June 7, 2010, as amended by that certain Certificate of Amendment of Corrected Certificate of Designation of Series A-1 Convertible Preferred Stock dated as of January 9, 2012, (ii) the Certificate of Amendment of Corrected Certificate of Designation of Series A-2 Convertible Preferred Stock dated as of January 9, 2012, and (iii) Certificate of Designation of Series A-3 Convertible Preferred Stock dated as of January 9, 2012, each as may be amended from time to time.

“Shares” shall have the meaning set forth in the recitals to this Agreement.

“Stock Purchase Agreement” shall mean that certain Stock Purchase Agreement, dated as of the date hereof, by and among Parent, Purchaser and the Company.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Transaction” shall have the meaning set forth in the recitals to this Agreement.

“Warrants” shall have the meaning set forth in the recitals to this Agreement.

ARTICLE II
TRANSACTIONS AT THE CLOSING

Section 2.1. Purchase and Sale of Securities.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in reliance upon the covenants, representations and warranties contained herein, at the Closing, (i) each Seller shall sell, convey, transfer, assign and deliver to Purchaser the Securities set forth opposite such Seller’s name on Schedule A, free and clear of all Liens (other than Liens imposed by applicable securities Laws), (ii) Purchaser shall purchase and acquire such Securities from each such Seller, free and clear of all Liens (other than Liens imposed by applicable securities Laws).

(b) As consideration for the sale, conveyance, transfer, assignment and delivery by each Seller of the Securities set forth opposite such Seller’s name on Schedule A, Purchaser shall, at the Closing, (i) except as noted in Section 2.2(d) below, pay to each Seller an amount in cash equal to the amount(s) set forth opposite such Seller’s name on Schedule A and (ii) with respect to the Shares, identify each Seller, or cause each Seller to be identified, in the register maintained by the CVR Rights Agent for the purpose of identifying the holders of CVRs pursuant to the terms of the CVR Agreement, as the holder of the number of CVRs set forth opposite such Seller’s name on Schedule A.

Section 2.2. Closing; Closing Deliveries.

(a) The closing of the Transaction (the “Closing”) shall take place at the offices of Stradling Yocca Carlson & Rauth, P.C., 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660, at 10:00 a.m. local time on the date hereof, or at such other place, date and time as Sellers and Purchaser may agree, subject to the condition that Purchaser and the Company execute and deliver the Stock Purchase Agreement and the CVR Agreement by and between such parties concurrent with the Closing and deliver executed copies thereof to the parties hereto, and the Exchange shall have occurred, or if applicable, Parent shall have taken the action set forth in Section 5.03 of the Exchange Agreement, in either case concurrently with the Closing.  All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed.  The date and time at which the Closing actually occurs is referred to herein as the “Closing Date”.

(b) At the Closing, each Seller will deliver, or cause to be delivered, to Purchaser the following:

(i) the aggregate number of Shares owned by such Seller on the Closing Date and set forth opposite such Seller’s name on Schedule A, and, any other documents that are necessary to transfer to Purchaser good and marketable title to all such Shares free and clear of all Liens (other than Liens imposed by applicable securities Laws);

(ii) all other instruments, agreements, certificates and documents required to be delivered by such Seller at or prior to the Closing Date pursuant to this Agreement.

(c) At the Closing, Parent and Purchaser will deliver, or cause to be delivered, the following to each Seller:

(i) the amount(s) set forth opposite each Seller’s name on Schedule A for the Shares, by wire transfer of immediately available funds to an account designated in writing by each such Seller;

(ii)  the CVRs set forth opposite such Seller’s name on Schedule A by delivering the CVR Agreement, with each Seller identified, in the register maintained by the CVR Rights Agent for the purpose of identifying the holders of CVRs pursuant to the terms of the CVR Agreement, as the holder of such number of CVRs; and

(iii) all other instruments, agreements, certificates and documents required to be delivered by Purchaser at or prior to the Closing Date pursuant to this Agreement.

(d) Within one day following the Closing Date, Parent and Purchaser will deliver, or cause to be delivered, against receipt of the aggregate number of Warrants owned by such Seller on such date and set forth opposite such Seller’s name on Schedule A in the form of a warrant certificate or certificates, which the parties agree shall be deemed cancelled in all respects as of such date and without any further action on the part of any party, the amount(s) set forth opposite each Seller’s name on Schedule A for the Warrants, by wire transfer of immediately available funds to an account designated in writing by each such Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING SELLERS

Each Seller, severally but not jointly, and as to itself only, hereby represents and warrants to Purchaser that the following are true and correct as of the date of this Agreement:

Section 3.1. Organization and Qualification.  Such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.  Such Seller is duly qualified or licensed to do business and is in good standing (where such concept is applicable) in each jurisdiction in which the character of the properties or assets owned or operated by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so qualified, licensed or in good standing could not reasonably be expected to, individually or in the aggregate, result in a material adverse effect on such Seller’s ability to perform its obligations under this Agreement or to consummate the Transaction.

Section 3.2. Authority; No Conflict.

(a) Such Seller has all requisite corporate, limited liability company, partnership or analogous power, capacity and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transaction.  The execution and delivery of this Agreement by such Seller, and the consummation by such Seller of the Transaction, have been duly and validly authorized by all necessary corporate, limited liability company, partnership or analogous action, and no other action or proceeding on the part of such Seller is necessary to authorize the execution and delivery of this Agreement or to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by such Seller and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies (collectively, the “Bankruptcy and Equity Exception”).

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transaction will not, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, conflict with, or result in a violation of any provision of the Organizational

Documents of such Seller; (ii) contravene, conflict with, or result in a violation of any Law to which such Seller, or any of the Securities, are subject; or (iii) contravene, conflict with, or result in a violation or breach of any provision of, or the forfeiture, impairment or acceleration of rights or obligations under, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any contract by which such Seller’s Securities are bound; except in the cases of clauses (ii) and (iii), for such matters as would not materially adversely impact the ability of such Seller to perform its obligations under this Agreement or to consummate the Transaction.

(c) The execution and delivery of this Agreement by such Seller does not, and the consummation of the Transaction will not, require any Consent of, registration or filing with, or declaration or notification to, any Person, except for (i) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” laws (“Blue Sky Laws”), and (ii) such other Consents, registrations, filings, declarations or notifications the failure of which to be obtained or made would not prevent such Seller from performing its obligations under this Agreement in any material respect.

Section 3.3. Ownership.  Such Seller owns, beneficially and/or of record, the Securities set forth opposite such Seller’s name on Schedule A, has good and marketable title to such Securities, free and clear of any and all Liens (other than Liens imposed by applicable securities Laws), and has the full power to dispose of such Securities.  Other than the Notes (as defined in the Exchange Agreement) and shares of Company Common Stock owned by such Seller notwithstanding the Conversion, the Securities set forth opposite such Seller’s name on Schedule A constitute all of the securities (as defined in Section 3(10) of the Exchange Act) of the Company owned, beneficially and/or of record, by such Seller.  Immediately following the Closing, Purchaser will own, beneficially and/or of record, the Securities sold to Purchaser by such Seller under this Agreement, and will have good and marketable title to such Securities, free and clear of any and all Liens (other than Liens imposed by applicable securities laws).  Except pursuant to this Agreement or as contemplated by the Investment Agreements, such Seller has not, directly or indirectly, granted any option, warrant or other right to any Person to acquire any of such Seller’s Securities.

Section 3.4. Proceedings.  There is no Proceeding pending or, to the knowledge of Such Seller, threatened against such Seller, and there is no judgment, decree or order against such Seller, in each case that would be reasonably likely to adversely affect such Seller’s ability to perform its obligations under this Agreement or to consummate the Transaction.

Section 3.5. No Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of  Seller.  The Sellers make no representation with respect to any arrangement with any broker, investment banker or financial advisor by which the Company is bound.

Section 3.6. Access to Information.  Such Seller has had an opportunity to review this Agreement with assistance of counsel and other advisors of such Seller’s own choosing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
CONCERNING PARENT AND PURCHASER

Each of Parent and Purchaser hereby represents and warrants to Sellers that the following are true and correct as of the date of this Agreement:

Section 4.1. Organization and Qualification.  Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.  Each of Parent and Purchaser has the requisite corporate power and authority and possesses all material governmental licenses, permits, authorizations and approvals necessary to own, lease and operate its properties and to conduct its business as now being conducted.  Each of Parent and Purchaser is duly qualified or licensed to do business and is in good standing (where such concept is applicable) in each jurisdiction in which the character of the properties or assets owned or operated by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so qualified, licensed or in good standing could not reasonably be expected to, individually or in the aggregate, result in a material adverse effect on each of Parent and Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.2. Authority; No Conflict.

(a) Each of Parent and Purchaser has all requisite corporate power, capacity and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transaction.  The execution and delivery of this Agreement by each of Parent and Purchaser, and the consummation by each of Parent and Purchaser of the Transaction, have been duly and validly authorized by all necessary corporate action, and no other action or proceeding on the part of each of Parent and Purchaser is necessary to authorize the execution and delivery of this Agreement or to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Sellers, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against it in accordance with its terms, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transaction will not, directly or indirectly (with or without notice or lapse of time or both); (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of each of Parent and Purchaser; (ii) contravene, conflict with, or result in a violation of any Law to which Parent or Purchaser is subject; or (iii) contravene, conflict with, or result in a violation or breach of any provision of, or the forfeiture, impairment or acceleration of any rights or obligations under, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which Parent or Purchaser is a party; except in the cases of clauses (ii) and (iii), for such matters as would not materially adversely impact the ability of Parent or Purchaser to perform its obligations under this Agreement or to consummate the Transaction.

(c) The execution and delivery of this Agreement by Parent and Purchaser does not, and the consummation of the Transaction will not, require any Consent of, registration or filing with, or declaration or notification to, any Person, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act and Blue Sky Laws, and (ii) such other Consents, registrations, filings, declarations or notifications the failure of which to be obtained or made would not prevent Purchaser from performing its obligations under this Agreement in any material respect.

Section 4.3. Proceedings.  There is no Proceeding pending or, to the knowledge of Parent or Purchaser, threatened against Parent or Purchaser, and there is no judgment, decree or order against Parent or Purchaser, that would be reasonably likely to adversely affect Parent or Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.4. Sufficiency of Funds.  As of the date hereof, Parent has sufficient cash or other sources of immediately available funds to consummate the Transaction on the terms contemplated by this Agreement and to pay all amounts payable by Parent and Purchaser at Closing under this Agreement.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1. Confidentiality.  Except as otherwise provided in this Agreement, each Seller will keep confidential, and not use or disclose, except in connection with this Agreement and the Transaction, all information, documents or materials relating solely to the Company and its business which, prior to the date hereof, have been furnished to it by or on behalf of the Company, any of its Subsidiaries, any other Seller, any other stockholder of the Company, or Purchaser.  The provisions of this Section 5.1 shall not apply to the disclosure or use of any information, documents or materials (a) which are or become generally available to the public other than as a result of disclosure by any Seller after receiving such information or any Affiliate or Representative of such Seller receiving such information in violation of this Section 5.1, (b) to the extent such information, documents or materials can reasonably be shown to have been acquired by such Seller or its Representative on a non-confidential basis from sources other than those related to prior ownership of or involvement with the Company that, to the best of such Seller’s knowledge, are not prohibited from disclosing such information, documents or materials, (c) required by applicable Law to be disclosed by such Seller (but only, to the extent practical and permitted by applicable Law, after providing Purchaser with written notice of its intention to disclose such information and after Purchaser has had notice of the proposed disclosure in order to provide it with an opportunity to challenge such disclosure in a court of law), (d) in connection with any litigation or disputes involving a Seller or any Affiliate of Seller, on the one hand, and the Company, Parent or Purchaser on the other, or (e) necessary to establish such Seller’s rights under this Agreement.  Further, the “residual knowledge” resulting from access to or work with such confidential information shall not be subject to the confidentiality and non-use obligations contained in this Agreement. For the purposes hereof, the term “residual knowledge” means know-how and experience gained by a Seller and its representatives (other than third-party representatives) during its ownership of securities of the Company or from exposure to the confidential information, and retained in the unaided memories of such Seller’s representatives (other than third-party representatives) without reference to any information or material that is written, stored in magnetic, electronic or physical form or otherwise fixed. For purposes hereof, the memory of a person is unaided if the person has not intentionally memorized the confidential information for the purpose of retaining and subsequently using or disclosing such confidential information. The provisions of this Section 5.1 shall terminate on the third (3rd) anniversary of the date of this Agreement.

Section 5.2. Public Disclosure.

(a) Following the Closing, Purchaser may issue a press release announcing the Transaction, with the timing of such press release to be determined by Purchaser in its sole and absolute discretion; provided, however, that Purchaser shall give each Seller a reasonable prior opportunity to review and comment on such press release and shall consider Sellers’ comments in good faith.

(b) Except with respect to any reporting obligations under the Securities Exchange Act of 1934, as amended (including the obligation under Item 1.01 of the Current Report on Form 8-K to disclose the identities of the parties to a material definitive agreement), Purchaser will not, and Purchaser will not permit any of its Affiliates to, use or refer to any Seller, its name or any derivation thereof, as being a party to this Agreement or as being involved in the transactions contemplated by this Agreement (other than to the extent expressly contained in the Company’s filings with the SEC on or before the date hereof) including, without limitation, in any filing with any Governmental Body, any press release, any public announcement or statement, advertisement or in any interview or other discussion with any reporter or other member of the media, without the prior written consent of such Seller with respect to each such use or reference; provided, however, that any such information may be disclosed by Purchaser or any of its Affiliates to the extent that such person has received advice from its counsel that it is required by applicable Law to do so, provided that prior to making such disclosure, such person shall, to the extent practicable and permitted by applicable Law, notify such Seller in writing and shall use reasonable efforts to preserve the confidentiality of such information, including consulting with such Seller regarding such disclosure and, if reasonably requested by such Seller and at such Seller’s sole cost and expense, assisting such Seller in seeking a protective order to prevent the requested disclosure.

Section 5.3. Further Assurances.  Each Seller, as to itself, on the one hand, and Parent and Purchaser, on the other hand, agree that subsequent to the Closing Date, at the request of the other party or parties, they will execute and deliver, or cause to be executed and delivered, to the other party or parties such further instruments and take such other action as may be necessary or desirable to carry out the Transaction or to vest, perfect or confirm ownership of the Securities in Purchaser.

Section 5.4. General Release.  Effective as of the Closing:

(a) Each Seller, on its behalf and, to the fullest extent permitted by applicable Law, on behalf of its respective Affiliates, heirs, legal representatives, successors and assigns (each, a “Seller Releasing Party” and, collectively, the “Seller Releasing Parties”), hereby acknowledges complete satisfaction of and hereby absolutely, unconditionally, irrevocably and fully releases and forever discharges each of the Company, its present and former Affiliates (including Purchaser), predecessors, successors and assigns, and their respective directors, officers, stockholders, members, partners, agents and employees (collectively, the “Seller Released Parties”) of and from any and all commitments, Proceedings, debts, counterclaims, causes of action, demands, Losses and compensation of every kind or nature whatsoever, past, present or future, at law, in equity or otherwise, whether known or unknown, whether contingent or absolute, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, and whether arising by operation of law or otherwise, including, without limitation, with respect to past conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty, Law or rule, which such Seller Releasing Parties, or any of them, ever have had, or ever in the future may have against the Seller Released Parties, or any of them, and which are based on acts, events or omissions occurring up to and including the Closing Date, including, without limitation, any acts, events or omissions arising out of or based on such Seller Releasing Party’s relationship with the Company or any of its present or former Affiliates or predecessors, such Seller Releasing Party’s rights or status as a stockholder of the Company or any of its present or former Affiliates or predecessors (collectively, the “Seller Released Claims”); provided, however, that nothing in this Section 5.4 shall release, acquit, or discharge, and the term “Seller Released Claims” shall not include, in any respect (i) any rights that a Seller Releasing Party may have under this Agreement, the CVR Agreement or the other documents and agreements executed and delivered pursuant to this Agreement, the CVR Agreement or any other documents or agreements executed and delivered pursuant hereto or pursuant to the CVR Agreement, (ii) any rights that a Seller Releasing Party may have or bring arising under the Organizational Documents (excluding the Series A Certificates of Designation) of the Company, or any rights of indemnification or constitution of law or in equity, (iii) any rights that a Seller Releasing Party, including for the avoidance of doubt, any current or former member of the board of the Company appointed by such Seller Releasing Party, may have under the Company’s statutory indemnification procedures, any director indemnity agreements as in effect at the date hereof and any D&O insurance and indemnification policies as in effect at the date hereof or (iv) any rights that the Deerfield Entities may have under the Exchange Agreement or the Exchange Registration Rights Agreement.  Each Seller, on its behalf and, to the fullest extent permitted by applicable Law, on behalf of its Seller Releasing Parties, acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of the claims released hereby, but each Seller, on its behalf and on behalf of the Seller Releasing Parties, intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Seller Released Claims without regard to the subsequent discovery of existence of such different or additional facts.  Further, each Seller, on its behalf and, to the fullest extent permitted by applicable Law, on behalf of the Seller Releasing Parties, being aware of and advised concerning the legal effect of the provisions of the below cited provision in California Civil Code Section 1542, hereby expressly, knowingly, and intentionally waive any and all rights which it or they have or may have under the provisions of said Section 1542 or any similar Law, with respect to the Seller Released Claims:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

(b) Parent, on its behalf and, to the fullest extent permitted by applicable Law, on behalf of its respective Affiliates (including Purchaser and, following the Closing, the Company, and following the Effective Time, the Surviving Corporation), heirs, legal representatives, successors and assigns (each, a “Parent Releasing Party” and, collectively, the “Parent Releasing Parties”), hereby acknowledges complete satisfaction of and hereby absolutely, unconditionally, irrevocably and fully releases and forever discharges each Seller, its present and former Affiliates, predecessors, successors and assigns, and their respective directors, officers, stockholders, members, partners, agents and employees (collectively, the “Parent Released Parties”) of and from any and all commitments, Proceedings, debts, counterclaims, causes of action, demands, Losses and compensation of every kind or nature whatsoever, past, present or future, at law, in equity or otherwise, whether known or unknown, whether contingent or absolute, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, and whether arising by operation of law or otherwise, including, without limitation, with respect to past conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty, Law or rule, which such Parent Releasing Parties, or any of them, ever have had, or ever in the future may have against the Parent Released Parties, or any of them, and which are based on acts, events or omissions occurring up to and including the Closing Date, including, without limitation, any acts, events or omissions arising out of or based on such Parent Releasing Party’s relationship with the Company or any of its present or former Affiliates or predecessors (collectively, the “Parent Released Claims”); provided, however, that nothing in this Section 5.4 shall release, acquit, or discharge, and the term “Parent Released Claims” shall not include, in any respect any rights that a Parent Releasing Party may have under this Agreement, the Stock Purchase Agreement, the Exchange Agreement, the Exchange Registration Rights Agreement, the CVR Agreement or the other documents and agreements executed and delivered pursuant to this Agreement, the Stock Purchase Agreement, the Exchange Agreement, the Exchange Registration Rights Agreement, the CVR Agreement or any other documents or agreements executed and delivered pursuant hereto or pursuant to the Stock Purchase Agreement, the Exchange Agreement, the Exchange Registration Rights Agreement or the CVR Agreement.  Parent, on its behalf and, to the fullest extent permitted by applicable Law, on behalf of its Parent Releasing Parties, acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of the claims released hereby, but Parent, on its behalf and on behalf of the Parent Releasing Parties, intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Parent Released Claims without regard to the subsequent discovery of existence of such different or additional facts.  Further, Parent, on its behalf and, to the fullest extent permitted by applicable Law, on behalf of its Parent Releasing Parties, being aware of and advised concerning the legal effect of the provisions of the below cited provision in California Civil Code Section 1542, hereby expressly, knowingly, and intentionally waive any and all rights which it or they have or may have under the provisions of said Section 1542 or any similar Law, with respect to the Parent Released Claims:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

(c) Each Seller represents, warrants, covenants and agrees that it (i) has not (and to its knowledge, its Seller Releasing Parties have not) and will not (and will use its reasonable best efforts to cause its Seller Releasing Parties not to) assign any Seller Released Claim or possible Seller Released Claim against any Seller Released Party, (ii) fully intends to release all Seller Released Claims against the Seller Released Parties, including, without limitation, unknown and contingent Seller Released Claims (other than those specifically reserved above), and (iii) has consulted with counsel with respect to the matters covered hereby and has been fully apprised of the consequences hereof.

(d) Parent represents, warrants, covenants and agrees that it (i) has not (and to its knowledge, its Parent Releasing Parties have not) and will not (and will use its reasonable best efforts to cause its Parent Releasing Parties not to) assign any Parent Released Claim or possible Parent Released Claim against any Parent Released Party, (ii) fully intends to release all Parent Released Claims against the Parent Released Parties, including, without limitation, unknown and contingent Parent Released Claims (other than those specifically reserved above), and (iii) has consulted with counsel with respect to the matters covered hereby and has been fully apprised of the consequences hereof.

(e) Each Seller covenants and agrees not to, and agrees to use its reasonable efforts to cause its respective Affiliates not to, whether in its own capacity, as successor, by reason of assignment or otherwise, assert, institute or join in, or assist or encourage any third party in asserting, any litigation or Proceeding against any of the Seller Released Parties with respect to any Seller Released Claims.

(f) Parent covenants and agrees not to, and agrees to use its reasonable efforts to cause its respective Affiliates not to, whether in its own capacity, as successor, by reason of assignment or otherwise, assert, institute or join in, or assist or encourage any third party in asserting, any litigation or Proceeding against any of the Parent Released Parties with respect to any Parent Released Claims.

Section 5.5. Resignation of Directors.  Each Seller shall cause any director of the Company designated by such Seller and serving in such capacity as of the Closing Date to tender his or her written resignation, such resignation to be effective upon consummation of the Closing.  Schedule B attached hereto accurately sets forth the directors designated by each Seller as of the Closing Date who are resigning.

Section 5.6. Actions with Respect to the Investment Agreements and the Registration Rights Agreement.  Each applicable Seller hereby agrees to terminate and to take all actions to cause the Investment Agreements and the Registration Rights Agreement to terminate as of the Closing Date and shall provide evidence thereof.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1. Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any agreement, document or instrument executed and delivered pursuant to this Agreement shall survive the Closing, except for (a) those representations and warranties of Sellers set forth in Sections 3.2(a) and (b), 3.3 and 3.5 (the “Seller Fundamental Representations”) which shall survive until the date that is twenty-four (24) months from the date hereof, (b) those representations and warranties of Parent and Purchaser set forth in Section 4.2(a) and (b) (the “Purchaser Fundamental Representations”) which shall survive until the date that is twenty-four (24) months from the date hereof and (c) those covenants and agreements contained herein and therein which by their terms apply, in whole or in part, after the Closing, and then only to such extent.  Neither party to this Agreement shall have any liability to any other party for Losses arising out of, based upon or by reason of any breach of any of the representations, warranties, covenants or agreements of such party in this Agreement or any agreement, document or instrument executed and delivered pursuant to this Agreement; provided, however, that nothing in this Agreement shall limit a party’s liability in respect of Losses resulting from or arising out of any breach of the Seller Fundamental Representations, the Purchaser Fundamental Representations or any fraud or willful misconduct or any breach of a covenant and agreement (or part thereof) which by its terms applies after the Closing.

Section 6.2. Fees, Expenses and Taxes.  All fees, expenses and Taxes incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such fees, expenses, or Taxes.

Section 6.3. Amendment.  This Agreement may not be amended, except by an instrument in writing signed by or on behalf of Purchaser and each of the Sellers.

Section 6.4. Waiver.  Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by Law, (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 6.5. Entire Agreement.  This Agreement (including the exhibits, annexes and appendices hereto), the CVR Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein constitute the entire agreement among the parties to this Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof.

Section 6.6. Counterparts; Electronic Delivery.

(a) This Agreement may be executed in several counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original and all of which shall together constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties.

(b) The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by a combination of such means, shall be as effective as delivery of a manually signed counterpart of this Agreement and shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of a manually signed counterpart of this Agreement for all purposes.

Section 6.7. Governing Law.  Except to the extent that the corporate laws of the State of Delaware apply to a party, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

Section 6.8. Consent to Jurisdiction; Venue.  In any action, proceeding or counterclaim (whether based on contract, tort, or otherwise) between the parties arising out of or relating to this Agreement or the transactions contemplated hereby, each of the parties hereby:  (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or if such court lacks subject matter jurisdiction over the action or proceeding, the Superior Court of the State of Delaware, or if jurisdiction is vested exclusively in the federal courts, the United States District Court for the District of Delaware; (b) agrees that it will not attempt to deny or defeat such jurisdiction or venue by motion or other request for leave from any court and waives the defense of an inconvenient forum to the maintenance of any such action or proceeding; and (c) agrees that all claims in respect of such action, proceeding or counterclaim may be heard and determined exclusively in Court of Chancery of the State of Delaware.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose, except as provided in this paragraph and shall not be deemed to confer rights on any person other than the parties hereto.  Each of the parties hereto agrees that a final judgment in any such action, proceeding or counterclaim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 6.9. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 6.10. Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, and except as provided in Section 6.2, the prevailing party in such action or suit (as determined in a final, non-appealable decision by a court of competent jurisdiction) shall be entitled to receive a reasonable sum for its fees (including reasonable attorneys’ fees), costs and expenses incurred in such action or suit.

Section 6.11. Assignments and Successors.  Neither this Agreement nor any of rights, interests or obligations hereunder may be assigned, in whole or in part, by any party hereto without the prior written consent of Purchaser, in the case of any assignment by a Seller, or Sellers, in the case of any assignment by Parent and/or Purchaser.  Any attempted assignment of this Agreement or of any such rights by any party without such consent shall be void and of no effect.  Subject to the preceding two sentences, this Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns.

Section 6.12. No Third Party Rights.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Released Parties (with respect to their rights under Section 5.4) shall be intended third party beneficiaries.

Section 6.13. Notices.  All notices, requests, Consents, claims, demands, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand; (b) when received by the addressee at the appropriate address if sent by a nationally recognized overnight courier service (costs prepaid and receipt requested); (c) on the date sent by facsimile or e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day of sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid, in each case to the following addresses, facsimile numbers or email addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, email address or person as a party may designate by notice to the other parties in accordance with this section):

if to Purchaser, to:

Spectrum Pharmaceuticals, Inc.
11500 South Eastern Ave., Suite 240
Henderson, NV 89052
Attention:	Rajesh C. Shrotriya, M.D.
Facsimile:	(702) 260-7405
Email:	raj.shrotriya@sppirx.com
legal@sppirx.com

with a copy (which shall not constitute notice) to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California  92660
Attention:  Shivbir S. Grewal
Facsimile:  (949) 725-4100
Email:  sgrewal@sycr.com

if to the WP Entities:

Warburg Pincus Private Equity X, L.P.
c/o Warburg Pincus & Co.
450 Lexington Ave.
New York NY 10017
Attention:  Elizabeth Weatherman
Facsimile:  (212) 878-9351
Email:  elizabeth.weatherman@warburgpincus.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue

New York, NY 10019
Attention:	Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Facsimile:	(212) 728-8111
Email:	sgartner@willkie.com , rlangdon@willkie.com

if to the Deerfield Entities:

Deerfield Private Design Fund, L.P.
780 Third Avenue, 37th Floor
New York, New York 10017
Attention:  David J. Clark
Facsimile:  (212) 573-8111
Email:  dclark@deerfield.com

with a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
Attention:  Elliot Press
Facsimile:  (212) 940-8776
Email:  elliot.press@kattenlaw.com

Section 6.14. Construction.  The parties hereto have jointly participated in the negotiation and drafting of this Agreement.  In the event of an ambiguity or in the event a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumptions or burdens of proof shall arise favoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

Section 6.15. Enforcement of Agreement.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.  The parties acknowledge and agree that each other party hereunder would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a party hereunder could not be adequately compensated in all cases by monetary damages alone.  Accordingly, in addition to any other right or remedy to which a party hereunder may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 6.16. Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 6.17. Publicity.  Except for such disclosure as may be required by SEC rules and regulations, and subject to Section 5.2, no party hereto shall issue any press release or otherwise make any public statement with respect to the transactions contemplated by this Agreement without the prior consent of the other parties as to the form and substance of such press release or statement (which consent shall not be unreasonably withheld or delayed).

[Remainder of Page Intentionally Left Blank – Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or has caused this Agreement to be duly executed on its behalf, as of the day and year first above written.

PARENT:		SELLERS:
Spectrum Pharmaceuticals, Inc.		Warburg Pincus Private Equity X, L.P.
By:	/s/ Kurt A. Gustafson	By: Warburg Pincus X L.P., its General Partner
	Name: Kurt A. Gustafson	By: Warburg Pincus X LLC, its General Partner
	Title: Executive VP & CFO	By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

PURCHASER:		By:	/s/ Elizabeth H. Weatherman
Name: Elizabeth H. Weatherman
Eagle Acquisition Merger Sub, Inc.			Title: Partner
By:	/s/ J. Kenneth Keller	Warburg Pincus X Partners, L.P.
Name: J. Kenneth Keller
	Title: President	By: Warburg Pincus X L.P., its General Partner
By: Warburg Pincus X LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

		By:	/s/ Elizabeth H. Weatherman
Name: Elizabeth H. Weatherman
Title: Partner
Deerfield Private Design Fund, L.P.

		By:	/s/ James E. Flynn
Name: James E. Flynn
Title: President

Deerfield Special Situation Fund, L.P.

		By:	/s/ James E. Flynn
Name: James E. Flynn
Title: President

[Signature Page to Securities Purchase Agreement]

Deerfield Special Situations Fund International Limited

By:	/s/ James E. Flynn
Name: James E. Flynn
Title: Director

Deerfield Special Situations Fund International Limited

By:	/s/ James E. Flynn
Name: James E. Flynn
Title: President

[Signature Page to Securities Purchase Agreement]

SCHEDULE A

TALON THERAPEUTICS, INC.

SHARE OWNERSHIP

SHAREHOLDER	SHARES(#)	CASH($)	CVRs(#)
Warburg Pincus Private Equity X, L.P.	147,607,810	$8,279,931.24	147,607,810
Warburg Pincus X Partners, L.P.	4,722,134	$264,883.98	4,722,134
Deerfield Private Design Fund, L.P.	8,609,297	$482,931.00	8,609,297
Deerfield Special Situations Fund, L.P.	1,584,924	$88,904.93	1,584,924
Deerfield Special Situations Fund International Limited	2,907,042	$163,067.98	2,907,042
Deerfield Private Design International, L.P.	13,868,708	$777,953.07	13,868,708
TOTAL	179,299,915	$10,057,672.20	179,299,915

WARRANT OWNERSHIP

WARRANTHOLDER	SHARES(#)	CASH($)
Deerfield Private Design Fund, L.P.	116,172	(1)
Deerfield Special Situations Fund, L.P.	21,414	(1)
Deerfield Special Situations Fund International Limited	39,249	(1)
Deerfield Private Design International, L.P.	187,149	(1)
TOTAL	363,984	(1)
(1)
 The purchase price for the Warrant shall be determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (i) a price per share of Common Stock equal to the VWAP of the Common Stock for the trading day immediately preceding the date of consummation of the Merger, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the date of consummation of the Merger and (iii) an expected volatility equal to the 10 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of the trading day immediately following the public announcement of the Merger.  For purposes hereof, the term “Merger” shall have the meaning set forth in the Stock Purchase Agreement.

A-1

SCHEDULE B

RESIGNING DIRECTORS

Dr. Howard Furst (designee of the Deerfield Entities)

Howard H. Pien (designee of the WP Entities)

Robert J. Spiegel (designee of the WP Entities)

Elizabeth H. Weatherman (designee of the WP Entities)

B-1